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                           pers bericht [NEWS RELEASE]
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                    UNILEVER SHAREHOLDERS ELECT NON-EXECUTIVE
                            DIRECTORS FOR FIRST TIME


Rotterdam, 12 May - Unilever moved to one-tier Boards for both parent companies, Unilever N.V. and Unilever PLC when shareholders at the Group's annual general meetings in Rotterdam and London today (12 May) elected the current advisory directors as non-executive directors. Both Boards will be identical in composition and will be comprised of a majority of independent directors.

A further distinguishing feature of Unilever's arrangements is that all directors will offer themselves for re-election each year.

Those elected to serve as non-executive directors were: The Rt. Hon The Lord Brittan of Spennithorne QC, The Rt. Hon The Baroness Chalker of Wallasey, Bertrand Collomb, Professor Wim Dik, Oscar Fanjul, Claudio X Gonzalez, Hilmar Kopper, The Lord Simon of Highbury, and Jeroen van der Veer.

Bertrand Collomb will serve as Senior Independent Director.

Chairman Antony Burgmans told shareholders: "This is a significant change and gives both Unilever parent companies the same single tier board comprising a majority of independent non-executive directors. The key watchwords for these changes are transparency and accountability. Shareholders should be absolutely clear on who is responsible and be able to hold us to account."


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The meetings in Rotterdam and Londen also re-elected the following executive directors:

Antony Burgmans                       Chairman N.V./Vice-Chairman PLC
Niall FitzGerald                      Chairman PLC/Vice-Chairman N.V.
Patrick Cescau                        Chairman PLC/Vice-Chairman N.V. designate
Clive Butler                          Corporate Development Director
Keki Dadiseth                         Home and Personal Care Director
Andre baron van Heemstra              Personnel Director
Rudy Markham                          Financial Director

Kees van der Graaf was elected to the board and has taken up the role of Foods director in succession to Patrick Cescau already nominated as successor to Niall FitzGerald who retires as chairman of Unilever PLC on 30 September 2004.

Charles Strauss did not seek re-election as a Director and has retired after 18 years' service with Unilever. Senator George Mitchell retired as an Advisory Director.

All other resolutions at both meetings were carried.

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May 12, 2004